UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42160

NIP Group Inc.

Rosenlundsgatan 31

11 863 Stockholm

Sweden

+46 8133700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

NIP Group Inc. Announces Additional Closing of the Second Tranche of Its Bitcoin Mining Capacity Acquisition

Reference is made to the Current Reports on Form 6-K furnished by NIP Group Inc. (the “Company”) with the Securities and Exchange Commission on November 3, 2025 and January 13, 2026, which described, among other things, the entry into a second asset purchase agreement (the “Tranche 2 APA”), and an amendment thereto, in connection with the Company’s acquisition of additional Bitcoin mining capacity (the “Transaction”) from certain sellers (the “Sellers”). The initial closing under the Transaction was completed on January 9, 2026 and settled through issuance of 167,917,734 Class A ordinary shares of the Company to the Sellers and/or their assignees.

On May 29, 2026, the Company entered into a second amendment to the Tranche 2 APA (the “Tranche 2 APA Amendment”). Pursuant to the Tranche 2 APA Amendment, the parties agreed that the remaining closings under the Transaction, which had previously been contemplated to be settled through issuance of convertible notes, will instead be settled through issuance of Class A ordinary shares of the Company.

On May 29, 2026, the Company also completed a second closing under the Transaction and issued an aggregate of 62,579,674 Class A ordinary shares of the Company to the Sellers and/or their assignees as consideration for the acquired mining assets.

The remaining closing under the Transaction, when completed, is also expected to be settled through issuance of Class A ordinary shares of the Company in accordance with the Tranche 2 APA Amendment.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Form of Second Amendment to the On-rack Sales and Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIP Group Inc.

By:	/s/ Mario Yau Kwan Ho
Name:	Mario Yau Kwan Ho
Title:	Co-Chief Executive Officer

By:	/s/ Hicham Chahine
Name:	Hicham Chahine
Title:	Co-Chief Executive Officer

Date: June 2, 2026